UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Miller Industries, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

600551105
(CUSIP Number)

William G. Miller 5025 Harrington Road Alpharetta, Georgia 30022 (770) 988-0797
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ X ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 600551105	Page 2 of 7

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): William G. Miller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,598,541(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,598,541(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,598,541(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 17.0%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 109,288 shares held by the Miller Family Foundation, Inc., a Georgia non-profit corporation of which the Reporting Person is the sole director. Also includes 82,384 shares issuable upon the exercise of warrants held by Harbourside Investments, LLLP, a Georgia limited liability limited partnership (the “Partnership”), of which the Reporting Person is the sole general partner. Does not include shares of common stock that the Partnership may acquire upon a proposed exchange of Common Stock of the Issuer for the Issuer’s outstanding Subordinated Debt and warrants to purchase Common Stock currently held by the Partnership. The number of shares to be issued in such an exchange is not currently determinable.
(2)	Pursuant to Rule 13d-3, the percentage reflects the relationship of the number of shares of Common Stock of the Issuer that the Reporting Person beneficially owns bears to the 9,341,436 shares of the Common Stock outstanding at October 31, 2003 (as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2003) plus 82,384 shares of Common Stock issuable upon exercise of the warrants held by the Partnership.

CUSIP No. 600551105	Page 3 of 7

Item 1.  Security and Issuer

            This statement of beneficial ownership on Schedule 13D (this “Statement”) relates to the common stock, par value $.01 per share (the “Common Stock”) of Miller Industries, Inc., a Tennessee corporation (the “Issuer”).   The principal executive offices of the Issuer are located at 8503 Hilltop Drive, Ooltewah, Tennessee  37363.

Item 2.  Identity and Background

            (a)  The Reporting Person is William G. Miller.

            (b)  The Reporting Person’s address is 5025 Harrington Road, Alpharetta, Georgia 30022.

            (c)  The Reporting Person’s occupation is Chairman of the Board of Directors and Co-Chief Executive Officer of the Issuer.

            (d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e)  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body or competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)  The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

            The Reporting Person caused Harbourside Investments, LLLP, a Georgia limited liability partnership (the “Partnership”), of which the Reporting Person is a limited partner and the sole general partner, to purchase subordinated debt and warrants to purchase Common Stock of the issuer from Contrarian Funds, LLC (“Contrarian”).  In addition, the Partnership is in negotiations with the Issuer to exchange a portion of such subordinated debt and all of such warrants for Common Stock of the Issuer.

            In October 2003, Contrarian purchased of all of the outstanding subordinated debt of the Issuer (the “Subordinated Debt”) under that certain Amended and Restated Credit Agreement, dated July 23, 2001, as amended, by and among the Issuer and Miller Industries Towing Equipment, Inc., a Delaware corporation and Bank of America, N.A. in its capacity as a lender, and other financial institutions.  In connection with the acquisition of the Subordinated Debt, Contrarian also purchased warrants, or the rights to receive warrants (the “Warrants”), issued or to be issued by the Issuer pursuant to that certain Warrant Agreement, dated July 23, 2001, by and among the Issuer, Bank of America, N.A., SunTrust Bank, Wachovia Bank, N.A. and Amsouth Bank.

            After completing its purchase of the Subordinated Debt and Warrants, Contrarian then approached the Issuer regarding a possible exchange of a portion of the Subordinated Debt for equity of the Issuer.  At that time it also notified the Issuer of its intention to offer a minority interest of approximately 44% in the Subordinated Debt to the Partnership, which includes certain officers and directors of the Company as partners.  The Board of Directors of the Company empowered a special committee consisting of its three non-employee members to engage in all negotiations with Contrarian on behalf of the Company.

CUSIP No. 600551105	Page 4 of 7

            In addition to the Reporting Person being a limited partner and the sole general partner of the Partnership, other members of the senior management of the Issuer, including the Issuer’s other co-Chief Executive Officer, Chief Financial Officer, and Executive Vice President and General Counsel, are limited partners of the Partnership (the “Limited Partners”).  In connection with the formation of the Partnership, the Reporting Person made loans to the Limited Partners, the proceeds of which the Limited Partners then contributed to the Partnership.  These loans from the Reporting Person to the Limited Partners are secured by pledges of their respective limited partnership interests to the Reporting Person.

            Pursuant to an Assignment and Acceptance, dated November 24, 2003, by and between Contrarian and the Partnership (the “Purchase Agreement”), the Partnership purchased from Contrarian 44.286% of the principal amount of the Subordinated Debt and the associated Warrants to purchase up to an aggregate of 82,384 shares of the Issuer’s common stock (the “AssignedWarrants”) for an aggregate purchase price of $4,210,618.60.  The Partnership paid the purchase price in cash out of the capital contributions to the Partnership, which have been made from the personal funds of the partners, including the Reporting Person.

            The Issuer is negotiating separate agreements with Contrarian and the Partnership (the “Exchange Agreements”),  pursuant to which Contrarian and the Partnership would convert (the “Debt Conversion”) a portion of the Subordinated Debt that they hold (the “Conversion Portion”) into equity of the Company.  Except for the condition that the Partnership’s agreement be approved by the Company’s shareholders, the Exchange Agreements, if entered into, are expected to be identical in all material respects to each other.  The Partnership’s Conversion Portion would be determined by subtracting $4,293,217 (the “Base Amount”), which is 70% of the principal amount of the Subordinated Debt held by it, from the total amount of principal, interest and fees outstanding with respect to the Subordinated Debt that the Partnership holds on the date of closing (the “Exchange Closing Date”).  In the Debt Conversion, the Partnership would receive a number of shares of the Company’s common stock equal to the Conversion Portion divided by the average closing price per share of the Company’s common stock for each trading day in the calendar fourth quarter of 2003, subject to a minimum price of $5.00 per share and a maximum price of $7.00 per share (the “Exchange Ratio”).

            As a part of the Exchange Agreements, the Issuer is also negotiating with Contrarian and the Partnership the conversion of all of their respective Warrants into shares of the Company’s common stock (the “Warrant Conversion”) on the Exchange Closing Date.  Pursuant to the Warrant Conversion, the Partnership would receive a number of shares of the Company’s common stock for each Warrant that is equal to (1) the Exchange Ratio minus the exercise price of the Warrant, (2) multiplied by the total number of shares underlying the Warrant, and (3) divided by the Exchange Ratio.

            The exact number of shares of Company’s Common Stock that would be issued to the Partnership under the Debt Conversion and Warrant Conversion can not be calculated at this time because the Exchange Ratio and the amount of interest accrued on the principal outstanding under the Junior Credit Facility can not be determined until the Exchange Closing Date.   The Company may also agree to register for resale the shares of Common Stock issued to the Partnership in the exchange with the Securities and Exchange Commission as soon as practicable following the closing of the exchange transaction.

            The Issuer has not entered into an agreement with Contrarian or the Partnership regarding the exchange of debt for equity described herein and there can be no assurance that any such agreement will be entered into, or will entered into on the terms described herein.  Each of the Exchange Agreements will not be conditioned upon any such agreement with the other holder of Subordinated Debt and Warrants, nor is shareholder approval of the Partnership’s exchange agreement conditioned in any way upon any such agreement with Contrarian.

CUSIP No. 600551105	Page 5 of 7

            The Reporting Person has previously filed a Schedule 13G on July 14, 1998.  This Statement is being filed as a result ofthe Reporting Person causing the Partnership to enter into the Purchase Agreement and the Partnership’s Exchange Agreement.

Item 4.  Purpose of Transaction

            The Reporting Person caused the Partnership to enter into the Purchase Agreement because he views the purchase of the Subordinated Debt and the Assigned Warrants as an attractive investment opportunity and because he believes that the Partnership’s purchase of the Subordinated Debt will facilitate the Issuer’s restructuring of its senior credit facility.  There can be no assurance that the refinancing of the Issuer’s senior credit facility will occur even if the transactions contemplated in the Purchase Agreement and the proposed Exchange Agreements are completed.

            The Reporting Person, in his capacity as Chairman of the Board and co-Chief Executive Officer of the Issuer, will be involved in the management of the Issuer.  Except as set forth above in this Item 4, the Reporting Person does not have any plan or proposal that relates to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

            (a) - (b)  The 1,515,760 shares of Common Stock currently held by the Reporting Person (the “Shares”) plus the 82,384 shares underlying the Assigned Warrants represent 17.0% of the 9,341,436shares of Common Stock outstanding at October 31, 2003 (as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2003) plus 82,384 shares of Common Stock issuable to the Partnership upon exercise of the Assigned Warrants.  109,288 of the Shares are held by the Miller Family Foundation, Inc., of which the Reporting Person is the sole director.  The Reporting Person has sole power to vote and dispose of the Shares.  The Reporting Person beneficially owns the 82,384 shares of Common Stock underlying the Assigned Warrants.  The Reporting Person would have the sole power to vote and dispose of the 82,384 shares underlying the Assigned Warrants upon the exercise of the Assigned Warrants.

            The number of shares of Common Stock currently held by the Reporting Person does not include the number of shares that the Partnership would receive upon the completion of the Debt Conversion and the Warrant Conversion pursuant to the proposed Exchange Agreements.  At this time, the specific number of shares of Common Stock that the Partnership would receive is not currently known because variables used to determine that amount, including the price per share of the Common Stock and the principal, interest and fees outstanding with respect to the Subordinated Debt, will only be known at the Exchange Closing Date.

            (c)  Except for the transactions described herein, no transactions in shares of Common Stock of the Issuer were effected by the Reporting Person.

            (d)  No person other than the Reporting Person is known by him to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

            (e)  Not applicable.

CUSIP No. 600551105	Page 6 of 7

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            Except as described in Item 3 of this Statement, as of the date of this Statement, there are no contracts, arrangements or understandings involving the Reporting Person with respect to any securities of the Issuer has been reached with any such person.

Item 7.  Material to be Filed as Exhibits

EXHIBIT 1	Assignment and Acceptance, dated November 24, 2003, by and between Harbourside Investments, LLLP and Contrarian Funds, LLC

CUSIP No. 600551105	Page 7 of 7

Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ William G. Miller William G. Miller

Exhibit 1

Assignment and Acceptance

DATED November 24, 2003

            Reference is made to the Amended an Restated Credit Agreement dated as of July 23, 2001 (as from time to time amended, restated, supplemented, modified, or replaced, the "Agreement") among MILLER INDUSTRIES, INC., a Tennessee corporation ("Miller"), MILLER INDUSTRIES TOWING EQUIPMENT INC., a Delaware Corporation ("Miller Towing," and together with Miller, the "Borrowers"), the Lenders (as defined in the Agreement), and Contrarian Funds, LLC, as successor Agent for the Lenders ("Agent").  Unless otherwise defined herein, terms defined in the Agreement are used herein with the same meanings.

            The "Assignor" and the "Assignee" referred to on Schedule 1 agree as follows:

            1.         The Assignor hereby sells and assigns to the Assignee, WITHOUT RECOURSE and without representation or warranty except as expressly set forth herein, and the Assignee hereby purchases and assumes from the Assignor, an interest in and to the Assignor's rights and obligations under the Credit Agreement and the other Loan Documents (including the Warrant Agreement) as of the date hereof equal to the percentage interest in the Commitment specified on Schedule 1.  After giving effect to such sale and assignment, the Assignee's Term Loan Commitment and the amount of the Loan owing to the Assignee will be as set forth on Schedule 1.

            2.         The Assignor (i) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (ii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Loan Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any other instrument or document furnished pursuant thereto; (iii) makes no representation or warranty and assumes no responsibility with respect to the financial condition of any Loan Party or the performance or observance by any Loan Party of any of its obligations under the Loan Documents or any other instrument or document furnished pursuant thereto; and (iv) attaches the Note held by the Assignor and requests that the Agent exchange such Note for a new Note payable to the order of the Assignee in an amount equal to the Commitment assumed by the Assignee pursuant hereto and to the Assignor in an amount equal to the Commitment retained by the Assignor, if any, as specified on Schedule 1.

            3.         The Assignee (i) confirms that it has received a copy of the Credit Agreement, together with copies of the financial statements referred to in Section 7.1 thereof and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Acceptance; (ii) agrees that it will, independently and without reliance upon the Agent, the Assignor or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Agreement; (iii) confirms that it is an Eligible Assignee; (iv) appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers and discretion under the Credit Agreement as are delegated to the Agent by the terms thereof, together with such powers and discretion as are reasonably incidental thereto; (v) agrees that it will perform in accordance with their terms all of the obligations that by the terms of the Credit Agreement are required to be performed by it as a Lender; and (vi) attaches any U.S. Internal Revenue Service or other forms required under Section 4.2.

1

            4.         Following the execution of this Assignment and Acceptance, it will be delivered to the Agent for acceptance and recording by the Agent and approval by Miller if required under the Credit Agreement.  The effective date for this Assignment and Acceptance (the "Effective Date") shall be the date of acceptance hereof by the Agent and approval by Miller if required under the Credit Agreement, unless otherwise specified on Schedule 1.

            5.         Upon such acceptance and recording by the Agent and approval by Miller if required under the Credit Agreement, as of the Effective Date, (i) the Assignee shall be a party to the Credit Agreement and, to the extent provided in this Assignment and Acceptance, have the rights and obligations of a Lender thereunder and under the Loan Documents (including the Warrant Agreement), and (ii) the Assignor shall, to the extent provided in this Assignment and Acceptance, relinquish its rights and be released from its obligations under the Credit Agreement.

            6.         Upon such acceptance and recording by the Agent and approval by Miller if required under the Credit Agreement, from and after the Effective Date, the Agent shall make all payments under the Credit Agreement and the Notes in respect of the interest assigned hereby (including, without limitation, all payments of principal, interest and commitment fees with respect thereto) to the Assignee.  The Assignor and Assignee shall make all appropriate adjustments in payments under the Credit Agreement and the Notes for periods prior to the Effective Date directly between themselves.

            7.         This Assignment and Acceptance shall be governed by, and construed in accordance with, the laws of the State of Georgia.

            8.         This Assignment and Acceptance may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of Schedule 1 to this Assignment and Acceptance by telefacsimile shall be effective as delivery of a manually executed counterpart of this Assignment and Acceptance.

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            IN WITNESS WHEREOF, the Assignor and the Assignee have caused this Assignment and Acceptance and Schedule 1 to this Assignment and Acceptance to be executed by their officers thereunto duly authorized as of the date specified thereon.

CONTRARIAN FUNDS, LLC, as Assignor By Contrarian Capital Management, LLC, as Manager By: /s/ Janice M. Stanton Title: Member Dated: November 24, 2003

HARBOURSIDE INVESTMENTS, LLLP, as
Assignee

By: /s/ William G. Miller

Name:  William G. Miller
Title:  General Partner

Lending Office:

Harbourside Investments, LLLP
5025 Harrington Road
Alpharetta, Georgia 30022
Attn: William G. Miller

Accepted and Approved
this 24th day of November, 2003

CONTRARIAN FUNDS, LLC, as Agent
By Contrarian Capital Management, LLC,
as Manager

By:  /s/ Janice M. Stanton
Title:  Member

SCHEDULE 1
to
ASSIGNMENT AND ACCEPTANCE

Percentage interest of Commitment assigned:	44.285714%
Assignee's Commitment after this Assignment:	$ 6,133,166.73
Aggregate outstanding principal amount of Loan assigned:	$6,133,166.73
Principal amount of Note payable to Assignee:	$6,133,166.73
Principal amount of Note payable to Assignor:	$ 7,715,919.45
Effective Date (if other than date of acceptance by Agent):	November 24, 2003